
03037806

82- SUBMISSIONS FACING SHEET

Follow-up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo Co., Ltd.

*CURRENT ADDRESS 11-1, Kamitoba Hokotate-cho
Minami-Ku
Kyoto 601-8501
Japan

**FORMER NAME

**NEW ADDRESS


PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 2544 FISCAL YEAR 3/31/01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DAT : 12/1/03

NINTENDO

Nintendo®

2001





Nintendo®





AR/S
3-31-01


Nintendo®

Nintendo



Planning for Success in the 21st Century

With the introduction of the Nintendo GameCube home console, the portable Game Boy Advance, and new, groundbreaking software, Nintendo will create fascinating new types of entertainment that put joy and pleasure back into video games. The response to these products will shape the future of Nintendo in the coming 10 years. To ensure our success, Nintendo will devote itself to making substantial changes in the way video games are created and played by drawing upon years of game development experience.

Sincerely,

Hiroshi Yamauchi
President
Nintendo Co., Ltd.

NINTENDO

2001






nintendo
gamecube






NINTENDO
GAMECUBE™


NINTENDO
GAMECUBE

Nintendo GameCube

— A Game Play Masterpiece —

Launched in 1996, the technologically advanced Nintendo 64 enabled developers to create true 3-D gameplay for the first time, but due to the sophisticated design of the system, many software creators claimed that development for N64 was difficult. On the other hand, video games in general have become huge, complex programs that have lost focus on the most important component of a video game - "FUN!" Because creators have put more focus on the quality of the graphics and sound, development costs have increased, causing business efficiency in our industry to decline. With these lessons in mind, Nintendo proudly *introduces* the Nintendo GameCube. A system created to "optimize the game play *experience*" while realizing the "world's highest level of performance." *Nintendo* has been able to achieve this by eliminating technological bottlenecks in the system to allow for a seemingly effortless software development process. Since the introduction of Nintendo 64 we have come to realize that *peak performance* statistics are useless, so we've worked tirelessly to increase the sustainable performance levels of the system. Nintendo GameCube fits *Nintendo's concept* of "what a next generation video game console should provide." We have always aimed to create a world where players feel like they are in the game, bonding with the unique characters. Nintendo GameCube will *exceed* existing game play standards by providing original entertainment that carries the Nintendo DNA.


NINTENDO
GAMECUBE™


Nintendo
NINTENDO
GAMECUBE


NINTENDO
GAMECUBE™





NINTENDO
GAMECUBE™

nintendo gamecube
controller

Nintendo GameCube Controller

At *Nintendo* we have a reputation for enthusiasm and *innovation* when it comes to controller design. The reason for this is simple: the controller is the direct link between the player and the events of the game. It is the primary interface by which to encourage the player's emotional bond with the game's characters. In order to promote this bond, we have taken steps to make the new Nintendo GameCube *controller* the most intuitive and *natural-feeling product* ever released. *To* increase controller stability and ease of use, we have grouped the controls for the left and *right* hands into two "systems." In addition, we have arranged the buttons on the right side in such a way that the A-Button home position may be set by the player, making the role of each button more instinctive. In terms of functionality, we have added analog left and right trigger buttons on the top of the controller and a second analog control stick (C-Stick) on the right side of the *controller*. *Furthermore,* we've implemented a rumble function into the controller itself, thus eliminating the inconvenience of inserting and removing a separate rumble accessory or replacing batteries. These new controller functions combined with a redesigned control stick promise new and even more exciting game control while building the bond between game players and their characters.


NINTENDO
GAMECUBE


NINTENDO
GAMECUBE
NINTENDO
GAMECUBE
18%
76%
17%
18%


NINTENDO
GAMECUBE
TIME
LAP
2
RANK


RANK
3




gameboyadvance






gameboy advance


GAME BOY ADVANCE
indigo

ゲームボーイ アドバンス™

GAME BOY ADVANCE


Nintendo®
GAME BOY ADVANCE

Game Boy Advance

—アソブ、ツナガル、モチアルケル—
— Play, Connect and Carry —

With little change to the original hardware design, over 110 million Game Boy systems have been sold since the introduction of the GameBoy system *in* 1989. Game Boy is now beloved worldwide. Continuing this highly successful legacy, the Game Boy Advance will expand upon the groundwork laid by its predecessors, allowing fans to "play, connect and carry." With the addition of the improved 32-bit CPU and a larger, TFT color LCD screen capable of showing 32,000 *simultaneous colors*, Game Boy Advance has further "evolved." This "evolution" is not just technical but includes many enhancements that make the portable favorite even

GAME BOY ADVANCE


Nintendo®
GAME BOY ADVANCE
Arctic

easier for players to use, like the new horizontal orientation and shoulder buttons. Additionally, the Game Boy Advance enables up to four people to play using a single cartridge and allows players to continue using their Game Boy and Game Boy Color software. Game Boy Advance, the ultimate, portable, next-generation game system, will continue to set new benchmarks for the gaming industry.


Nintendo®
GAME BOY ADVANCE
Fuchsia

NINTENDO
2001

NINTENDO
GAMECUBE

START/PAUSE

2

B

http://www.nintendo


NINTENDO
2001
Nintendo
NINTENDO
2001
NINTENDO
GAMECUBE
com
Nintendo
POWER
START
SELECT
GAME BOY ADVANCE



Nintendo
nintendo 64

pikachu nintendo 64


gameboy color

nintendo all stars



CUMULATIVE SALES ON CONSOLIDATED BASIS • JAPAN

As of March 31, 2001
Unit in Millions


HARDWARE
19.20
32.57
17.15
5.50
30.00
SOFTWARE
225.86
154.49
194.81
39.04
250.00

NES
GAMEBOY
SNES
NINTENDO 64

NES
GAMEBOY
SNES
NINTENDO 64

CUMULATIVE SALES ON CONSOLIDATED BASIS • OUTSIDE JAPAN

As of March 31, 2001
Unit in Millions

Non-Japanese Breakdown

HARDWARE	U.S. & CANADA	Other Regions
NES	34.00	8.56
GAMEBOY	42.60	39.62
SNES	23.35	8.58
NINTENDO64	20.33	6.60

SOFTWARE	U.S. & CANADA	Other Regions
NES	230.85	43.29
GAMEBOY	169.12	132.79
SNES	134.99	49.22
NINTENDO64	136.11	41.40

◎The totals of the graph mentioned below may not match since the figures are rounded up.

HARDWARE

NES	42.56
GAMEBOY	82.22
SNES	31.93
NINTENDO 64	26.92

80.00

※NES (NINTENDO ENTERTAINMENT SYSTEM)
※SNES (SUPER NINTENDO ENTERTAINMENT SYSTEM)

SOFTWARE

NES	274.15
GAMEBOY	301.91
SNES	184.21
NINTENDO 64	177.51

300.00

HISTORY OF NINTENDO
1889 — 1988

1889	Fusajiro Yamauchi, great-grandfather of the current president, began manufacturing and selling Japanese playing cards, **"Hanafuda (flower cards),"** in Kyoto, Japan.
1902	Started manufacturing and selling the **first western-style playing cards** in Japan.
1947	Established Marufuku Co., Ltd.
1949	**Hiroshi Yamauchi** took office as President.
1951	Changed company name to **Nintendo Playing Card Co., Ltd.**
1953	Became the first company to succeed in mass-producing plastic playing cards in Japan.
1959	Started selling cards printed with **Walt Disney** characters, opening a new market for children's playing cards in Japan.
1962	Listed stock on the second section of the **Osaka Stock Exchange** and on the **Kyoto Stock Exchange.**
1963	Changed company name to the current **Nintendo Co., Ltd.** Started manufacturing and selling games and toys in addition to playing cards.
1969	Built a **production plant** in Uji City, a suburb of Kyoto.
1970	Stock listing was changed to the first section of the Osaka Stock Exchange. Started selling the Beam Gun series, employing opto-electronics.
1973	Developed the "Laser Clay" shooting-range system to succeed bowling as a major pastime.
1974	Developed **image projection system** employing 16mm film projector and entered into the arcade business. Began exporting systems to the U.S. and Europe.
1977	Developed Nintendo's first home video game machines, "TV Game 15" and "TV Game 6."
1980	Established a wholly owned subsidiary, **Nintendo of America Inc.** in New York. Developed and started selling **"GAME & WATCH"** product line, the first portable LCD video games with a microprocessor.
1981	Developed and began distribution of the coin-operated video game **"Donkey Kong."** This video game quickly became the hottest selling individual coin-operated machine in the U.S. and Japan.
1982	Established **Nintendo of America Inc. in Seattle, Washington,** and merged the New York subsidiary into it.
1983	Started selling the home video game console **"Family Computer System"** employing a CPU (Custom Processing Unit) and PPU (Picture Processing Unit). Listed stock on the first section of the **Tokyo Stock Exchange.**
1985	Began sales of the U.S. version of the Family Computer System called the **"Nintendo Entertainment System"** (NES) in America. The NES game, **"Super Mario Bros."** became a smash hit around the world. Studies show that children are more familiar with "Mario" than Mickey Mouse and Bugs Bunny.
1986	Developed and started selling the "Family Computer Disk Drive System" to expand the functions of the Family Computer System in Japan. The first software title, **"Legend of Zelda,"** captured the minds of players young and old and created the "action-based role playing" genre. **NES released in Europe.**
1987	The NES achieves the status of the #1 selling toy in America.
1988	**On-line stock brokerage** services utilizing the Family Computer Network System are started in Japan jointly with Nomura Securities. Enlarged Uji Factory and built Uji-Ogura Factory in order to keep pace with the rapid increase in product demand. Nintendo of America Inc. publishes the first issue of Nintendo Power magazine. Created a unique, Hands Free controller in the U.S., making the NES accessible to many more Nintendo fans.

HISTORY OF NINTENDO
1989 — 2001

1989
Introduced Game Boy, the first portable, hand-held game system with interchangeable game paks, in Japan and the U.S.

1990
Nintendo enters the 16-bit market with the fall **release of the Super Famicom** in Japan.
Established Nintendo of Europe GmbH in Frankfurt, Germany.
Released Game Boy in Europe.

1991
The 16-bit Super Nintendo Entertainment System (Super NES), along with **"Super Mario World,"** is released in the U.S.

1992
Super NES released in Europe.
Nintendo of America Inc. develops portable Fun Centers to assist the **Starlight Foundation** in bringing happiness to hospitalized children by allowing them to enjoy their favorite video games during hospital stays.

1993
Establish subsidiaries in France, UK, Netherlands, Belgium, Spain and Australia.
The **Nintendo Gateway** program is introduced to provide Nintendo entertainment to airline passengers and hotel guests in the US.
Built Uji - Okubo factory.

1994
The **Super Game Boy accessory** is released, expanding the library of games that can be played on the Super NES!
Uji, Uji-Ogura and Uji-Okubo factories received ISO-9002.

1995
Start selling **Satella View adapter** for Super Famicom in Japan, enabling the system to receive digital data from broadcast satellite.
Nintendo introduces a 32-bit Virtual Immersion system known as the Virtual Boy in Japan and the US.

1996
Nintendo 64 launches in Japan and the U.S. The first software title, Super Mario 64, is proclaimed by many as **"the greatest video game of all time!"**
Nintendo introduces the Game Boy Pocket, a sleeker, 30-percent smaller version of the world's most popular hand-held video game system.
"Pokémon Red and Blue" for Game Boy are introduced in Japan.

1997
Nintendo introduces Star Fox 64 with the innovative **Rumble Pak** which enables players to feel the realistic vibrations contained in the game.
Nintendo 64 hits the European market.
In Japan, Nintendo introduces the "Nintendo Power" system to convenience stores where users can rewrite their Super Famicom game contents.
Pokémon TV series starts in Japan.

1998
Nintendo introduces **Game Boy Color** along with innovative devices called the Game Boy Camera and Printer, bringing new life to the longest running hit in the history of interactive entertainment.
Pokémon, a breakthrough game concept for Game Boy, is introduced to the rest of the world and generates an **international craze** to catch 'em all!
Pokémon the 1st movie is released in Japan.
The most anticipated video game ever, "The Legend of Zelda: Ocarina of Time" for Nintendo 64 is released, setting new standards and breaking pre-sell records for any video game to date.
Nintendo introduces "Hey You, Pikachu" in Japan with Nintendo 64 VRS, the first voice recognition system for console video games.

1999
Game Boy games, **Pokémon Gold & Silver**, are introduced in Japan.

2000
Game Boy sells its **one hundred millionth unit.**
Introduce Kirby's Tilt'n Tumble Game Boy game, the first video game software with "motion sensor" technology in Japan.
Pokémon Crystal Version is introduced in Japan.
The headquarters of Nintendo Co., Ltd. are relocated to Minami-ward of Kyoto, Japan.

2001 (until March 31)
Start selling Mobile Adapter GB system in Japan, which links Game Boy Color and Game Boy Advance to cell phones.
Launch Game Boy Advance in Japan on March 21st.

FUN
CHALLENGING
EXCITING
PLAY
NINTENDO.




ntendo®

FINANCIAL REVIEW





Financial Highlights

Nintendo Co., Ltd. and consolidated subsidiaries

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands[A]	
Years ended March 31,	2001	2000	2001	2000
Net sales	¥462,196	¥530,340	$ 3,727,390	$ 4,276,934
Net income	96,603	56,061	779,057	452,107
Total assets	1,068,568	933,374	8,617,486	7,527,213
Shareholders' equity	834,952	757,448	6,733,480	6,108,456

	¥ Japanese Yen		$ U.S. Dollars[A]	
Years ended March 31,	2001	2000	2001	2000
Amounts per share				
Net income[B]	¥681.90	¥395.73	$5.50	$3.19
Cash dividends	120	120	0.97	0.97

A: The amounts presented herein are expressed in Japanese yen and have been translated into United States dollars solely for the convenience of the readers at the rate of ¥124 = US$1, *the approximate exchange* rate on March 31, 2001.

B: The *computations of net income per share* of common stock are based on the weighted average number of shares outstanding during each fiscal year.



Common Stock Information

Nintendo Co., Ltd. and consolidated subsidiaries

Years ended March 31,	2001 High	2001 Low	2000 High	2000 Low
¥: Japanese Yen				
First Quarter	¥19,700	¥14,500	¥17,980	¥10,340
Second Quarter	20,210	16,760	19,230	15,380
Third Quarter	20,000	14,520	19,400	15,460
Fourth Quarter	22,000	16,910	26,400	15,500
$: U.S. Dollars[A]				
First Quarter	$ 158.87	$ 116.94	$145.00	$ 83.39
Second Quarter	162.98	135.16	155.08	124.03
Third Quarter	161.29	117.10	156.45	124.68
Fourth Quarter	177.42	136.37	212.90	125.00

The preceding table sets forth the high and low sale prices during Fiscal 2001 and 2000 for Nintendo Co., Ltd. common stock, as reported on the Osaka Stock Exchange, Section 1. Nintendo's stock is also traded on the Tokyo Stock Exchange, *Section 1*.

A: The amounts presented herein are expressed in Japanese yen and have been *translated into* United States dollars solely for the convenience of the readers at the rate of ¥124 = US$1, the *approximate exchange* rate on March 31, 2001.

Analysis of Operations and Financial Review

Overview

In the current video game industry, there is a myth suggesting that super realistic graphics and big sound, driven by cutting edge technology, are the keys to success. Indeed, game creators are developing new products with highly advanced tools creating very realistic graphics. But we know that graphics and sound, alone, cannot entertain game players forever.

Under such circumstances, Nintendo Co., Ltd. (the "Company") and its subsidiaries (together with the Company, "Nintendo"), the best and the only pure game-based hardware/software company, strives to create new and unique interactive video games providing the most fun and excitement. This is exactly what our consumers are expecting from Nintendo games.

For Fiscal 2001, the Company reported consolidated net sales of ¥462.2 billion ($3.7 billion). Sales in Europe increased as the popularity of both GAMEBOY hardware and software soared. On the other hand, sales in Japan and the Americas decreased due to the downturn of NINTENDO 64 despite the consistent performance of GAMEBOY. Net income, however, was a historical record high of ¥96.6 billion ($779 million), due, in part, to foreign exchange gain of ¥66.3 billion ($535 million) resulting from the sharp drop in the yen value against foreign currencies which occurred shortly before fiscal year-end.

Revenue and Expenses

The "winds of success" blew Pokémon from Japan to the United States, and onward to Europe. The sales of Pokémon franchise products performed extremely well in every market. The POKÉMON YELLOW shockwave arrived in Europe as a huge hit, along with original POKÉMON RED and BLUE. POKÉMON GOLD and SILVER reported unprecedented sales of 1.4 million units in the first week after it launched in the United States. In Japan, the Company released the latest Pokémon software, POCKET MONSTERS CRYSTAL. Thanks to Pokémon fans all over the world, the total sales of Pokémon software for GAMEBOY exceeded 22 million units for this fiscal year.

GAMEBOY hardware reached a hundred million life-to-date unit sales milestone - a first in game console history. It was achieved by multi-generations from GAMEBOY born in 1989. In March 2001, Nintendo celebrated the birth of next generation, GAMEBOY ADVANCE, in Japan. It had been supported by countless Japanese game lovers with its "advanced" functions yet retaining "traditions" from previous generations.

NINTENDO 64 sales decreased compared to the previous fiscal year. This veteran player in video game console market is ready to abdicate its prestigious position to NINTENDO GAMECUBE.

Gross margin decreased by 5% to 40% for Fiscal 2001 principally because of the stronger yen and cost increase of IC chips. Selling, general and administrative expenses slightly increased by 4% to ¥99.2 billion ($800 million) and interest income increased by 69% to ¥39.1 billion ($316 million). The Company reported a loss on investments in securities pursuant to the change in Japanese Accounting Standard.



Analysis of Operations and Financial Review

Nintendo Co., Ltd. and consolidated subsidiaries

Financial Position and Cash Flow

At the end of March 2001, cash and cash equivalents reached ¥786.0 billion ($6.3 billion) with no monetary loans, and total assets exceeded one trillion yen. Net cash provided by operating activities was ¥122.2 billion ($986 million), an increase of ¥29.2 billion yen from the previous fiscal year. This increase was due to the increase in net income and a decrease in notes and trade accounts receivable. Net cash provided by investing activities was ¥12.8 billion ($103 million), an increase of ¥77.3 billion, mainly because of proceeds from short-term investments. Net cash used in financing activities reduced ¥445 million to ¥16.5 billion ($133 million), including the payment of dividends.

Total liabilities increased to ¥230.8 billion ($1.9 billion), and the current ratio therefore slightly dropped to 4.26:1. The balance of cash and cash equivalents was 3.4 times total liabilities. Working capital improved by 14% to ¥733.5 billion ($5.9 billion). The number of days' sales in receivables was 51 days. Inventories were reduced by 26% to ¥22.6 billion ($182 million), and Nintendo improved the number of days' sales in inventories to 18 days. Liabilities-to-equity ratio was 0.28:1 at March 31, 2001.

Common Stock Activity

The Company's stock price rose by 14%, ending the year at ¥20,510 ($165.40), while the Nikkei stock average declined by 36% during Fiscal 2001. The Company maintained its annual dividend level at ¥120 ($0.97) per share for Fiscal 2001. The dividend payout ratio was approximately 18%. Foreign shareholders constituted 31% of total outstanding shares at March 31, 2001.



Five-Year Summary

Nintendo Co., Ltd. and consolidated subsidiaries

Years ended March 31,	2001	2000	1999	1998	1997
	¥ Japanese Yen in Millions				
For the period					
Net sales	¥462,196	¥530,340	¥572,440	¥534,325	¥417,593
Income before income taxes and minority interests	168,652	103,074	162,220	171,753	115,494
Net income	96,603	56,061	85,817	83,697	65,482
At the period-end					
Total assets	1,068,568	933,374	893,374	848,607	735,620
Property, plant and equipment - net	64,815	63,776	62,537	59,746	60,667
Shareholders' equity	834,952	757,448	700,292	633,083	563,718

Years ended March 31,	2001	2000	1999	1998	1997
	¥ Japanese Yen				
Amounts per share					
Net income[B]	¥681.90	¥395.73	¥605.77	¥590.80	¥462.22
Cash dividends	120	120	120	120	100

Years ended March 31,	2001	2000	1999	1998	1997
	$ U.S. Dollars in Thousands[A]				
For the period					
Net sales	$3,727,390	$4,276,934	$4,616,449	$4,309,072	$3,367,687
Income before income taxes and minority interests	1,360,096	831,246	1,308,229	1,385,105	931,402
Net income	779,057	452,107	692,075	674,975	528,078
At the period-end					
Total assets	8,617,486	7,527,213	7,204,628	6,843,603	5,932,422
Property, plant and equipment - net	522,704	514,320	504,333	481,815	489,249
Shareholders' equity	6,733,480	6,108,456	5,647,520	5,105,512	4,546,120

Years ended March 31,	2001	2000	1999	1998	1997
	$ U.S. Dollars[A]				
Amounts per share					
Net income[B]	$5.50	$3.19	$4.89	$4.76	$3.73
Cash dividends	0.97	0.97	0.97	0.97	0.81

A: The amounts presented herein are expressed in Japanese yen and have been translated into United States dollars solely for the convenience of the readers at the rate of ¥124 = US$1; the approximate exchange rate on March 31, 2001.

B: The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.



Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Nintendo Co., Ltd. and its consolidated subsidiaries as of March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As described in Note 2, effective from the year ended March 31, 2001, Nintendo Co., Ltd. and its subsidiaries have adopted new Japanese accounting standards for financial instruments, retirement benefit and foreign currency translation.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation
Kyoto, Japan
June 28, 2001


38

Consolidated Balance Sheets

Nintendo Co., Ltd. and consolidated subsidiaries

As of March 31,	¥ Japanese Yen in Millions 2001	2000	$ U.S. Dollars in Thousands (Note 1) 2001	2000
Assets				
Current Assets				
Cash and cash equivalents	¥ 785,992	¥594,062	$6,338,648	$4,790,826
Short-term investments (Note 3)	52,033	78,047	419,624	629,414
Receivables -				
Notes and trade accounts receivable	54,716	75,700	441,256	610,482
Allowance for doubtful accounts	(5,672)	(3,891)	(45,739)	(31,377)
Inventories (Note 5)	22,560	30,331	181,936	244,605
Deferred income taxes (Note 8)	34,767	21,030	280,378	169,593
Other current assets	13,850	14,547	111,684	117,312
Total current assets	958,246	809,826	7,727,787	6,530,855
Property, Plant and Equipment				
Land	34,612	39,386	279,131	317,627
Buildings and structures	40,490	30,842	326,530	248,724
Machinery, equipment and automobiles	19,737	20,179	159,171	162,733
Construction in progress	29	3,492	234	28,161
Total	94,868	93,899	765,066	757,245
Accumulated depreciation	(30,053)	(30,123)	(242,362)	(242,925)
Property, plant and equipment - net	64,815	63,776	522,704	514,320
Investments and Other Assets				
Investments in securities (Note 3)	28,472	31,944	229,612	257,613
Deferred income taxes - non-current (Note 8)	14,641	7,002	118,072	56,465
Other assets	2,394	2,901	19,311	23,401
Total investments and other assets	45,507	41,847	366,995	337,479
Translation Adjustments	-	17,925	-	144,559
Total	¥1,068,568	¥933,374	$8,617,486	$7,527,213

See notes to consolidated financial statements.



Consolidated Balance Sheets

Nintendo Co., Ltd. and consolidated subsidiaries

As of March 31,	¥ Japanese Yen in Millions 2001	2000	$ U.S. Dollars in Thousands (Note 1) 2001	2000
Liabilities and Shareholders' Equity				
Current Liabilities				
Notes and trade accounts payable	¥ 105,953	¥108,645	$ 854,458	$ 876,170
Accrued income taxes	65,074	20,821	524,793	167,912
Other current liabilities	53,726	39,749	433,275	320,555
Total current liabilities	224,753	169,215	1,812,526	1,364,637
Non-current Liabilities				
Non-current accounts payable	418	1,521	3,372	12,264
Reserve for employee retirement and severance benefits (Note 6)	4,017	-	32,395	-
Reserve for directors retirement and severance benefits	1,581	1,905	12,754	15,365
Total non-current liabilities	6,016	3,426	48,521	27,629
Minority Interests	2,847	3,285	22,959	26,491
Contingencies (Note 10)				
Shareholders' Equity				
Common stock, par value ¥50 ($0.40) per share Authorized - 400,000,000 shares Issued and outstanding - 141,669,000 shares	10,065	10,065	81,173	81,173
Additional paid-in capital	11,584	11,584	93,422	93,422
Retained earnings	815,458	735,850	6,576,272	5,934,276
Unrealized gains on other securities	2,438	-	19,664	-
Translation adjustments	(4,576)	-	(36,915)	-
Total	834,969	757,499	6,733,616	6,108,871
Treasury stock, at cost	(17)	(51)	(136)	(415)
Total shareholders' equity	834,952	757,448	6,733,480	6,108,456
Total	¥1,068,568	¥933,374	$8,617,486	$7,527,213

See notes to consolidated financial statements.


40

Consolidated Statements of Income

Nintendo Co., Ltd. and consolidated subsidiaries

Years ended March 31,	¥ Japanese Yen in Millions 2001	2000	$ U.S. Dollars in Thousands (Note 1) 2001	2000
Net sales	¥462,196	¥530,340	$3,727,390	$4,276,934
Cost of sales (Notes 5 and 7)	278,090	289,638	2,242,662	2,335,788
Gross margin	184,106	240,702	1,484,728	1,941,146
Selling, general and administrative expenses (Note 7)	99,190	95,361	799,923	769,043
Operating income	84,916	145,341	684,805	1,172,103
Other income (expenses)				
Interest income	39,134	23,119	315,595	186,441
Foreign exchange gain (loss) - net	66,335	(62,486)	534,961	(503,917)
Unrealized loss on investments in securities	(13,562)	-	(109,373)	-
Amortization of investments in excess of underlying net assets in subsidiaries and an affiliate	-	(5,645)	-	(45,526)
Other - net	(8,171)	2,745	(65,892)	22,145
Income before income taxes and minority interests	168,652	103,074	1,360,096	831,246
Income taxes (Note 8)				
Current	93,710	43,977	755,727	354,654
Deferred	(21,358)	2,698	(172,242)	21,757
Total income taxes	72,352	46,675	583,485	376,411
Minority interests	(303)	338	(2,446)	2,728
Net income	¥ 96,603	¥ 56,061	$ 779,057	$ 452,107

Years ended March 31,	¥ Japanese Yen 2001	2000	$ U.S. Dollars (Note 1) 2001	2000
Per Share of Common Stock				
Net income (Note 2L)	¥681.90	¥395.73	$5.50	$3.19
Cash dividends	120	120	0.97	0.97

See notes to consolidated financial statements.



Consolidated Statements of Shareholders' Equity

Nintendo Co., Ltd. and consolidated subsidiaries

¥ Japanese Yen in Millions

Years ended March 31, 2001 and 2000	Number of common shares in thousands	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, April 1, 1999	141,669	¥10,065	¥11,584	¥678,697			¥(54)
Net income				56,061			
Deferred income taxes - cumulative effects for prior years				23,251			
Cash dividends				(17,000)			
Directors' bonuses				(170)			
Decrease due to changes in scope of consolidation, net				(4,989)			
Net changes in treasury stock							3
Balance, March 31, 2000	141,669	10,065	11,584	735,850	-	-	(51)
Net income				96,603			
Cash dividends				(17,000)			
Directors' bonuses				(170)			
Adjustment of retained earnings for an affiliate newly accounted for by the equity method				175			
Unrealized gains on other securities					¥2,438		
Translation adjustments						¥(4,576)	
Net changes in treasury stock							34
Balance, March 31, 2001	141,669	¥10,065	¥11,584	¥815,458	¥2,438	¥(4,576)	¥(17)

$ U.S. Dollars in Thousands (Note 1)

Years ended March 31, 2001 and 2000	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance, April 1, 1999	$81,173	$93,422	$5,473,365			$(439)
Net income			452,107			
Deferred income taxes - cumulative effects for prior years			187,504			
Cash dividends			(137,096)			
Directors' bonuses			(1,371)			
Decrease due to changes in scope of consolidation, net			(40,233)			
Net changes in treasury stock						24
Balance, March 31, 2000	81,173	93,422	5,934,276	-	-	(415)
Net income			779,057			
Cash dividends			(137,097)			
Directors' bonuses			(1,371)			
Adjustment of retained earnings for an affiliate newly accounted for by the equity method			1,407			
Unrealized gains on other securities				$19,664		
Translation adjustments					$(36,915)	
Net changes in treasury stock						279
Balance, March 31, 2001	$81,173	$93,422	$6,576,272	$19,664	$(36,915)	$(136)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Nintendo Co., Ltd. and consolidated subsidiaries

Years ended March 31.	Japanese Yen in Millions (¥) 2001	2000	U.S. Dollars in Thousands (Note 1) ($) 2001	2000
Cash Flows from Operating Activities				
Reconciliation of Net income to Net cash provided by operating activities				
Net income	¥ 96,603	¥ 56,061	$ 779,057	$ 452,107
Depreciation and amortization	4,537	3,351	36,589	27,025
Amortization of investments in excess of underlying net assets in subsidiaries and an affiliate	-	5,645	-	45,526
Increase in allowance for doubtful accounts	1,077	2,156	8,687	17,389
Increase in reserve for employee retirement and severance benefits	3,776	-	30,452	-
Deferred income taxes	(21,358)	2,698	(172,242)	21,757
Foreign exchange losses (gains)	(66,563)	41,234	(536,800)	332,534
Unrealized loss on investments in securities	13,562	-	109,373	-
Unrealized loss on land	5,988	-	48,291	-
Decrease (increase) in notes and trade accounts receivable	25,649	(22,018)	206,843	(177,562)
Decrease (increase) in inventories	9,701	(2,298)	78,235	(18,534)
Increase (decrease) in notes and trade accounts payable	(5,027)	4,159	(40,542)	33,541
Increase (decrease) in accrued income taxes	43,235	(5,672)	348,665	(45,745)
Other, net	11,055	7,737	89,156	62,390
Net cash provided by operating activities	122,235	93,053	985,764	750,428
Cash Flows from Investing Activities				
Payments for short-term investments	(193,777)	(208,501)	(1,562,718)	(1,681,461)
Proceeds from short-term investments	223,478	177,087	1,802,242	1,428,122
Payments for purchase of property, plant and equipment	(10,836)	(4,022)	(87,390)	(32,434)
Payments for investments in securities	(6,006)	(26,035)	(48,432)	(209,963)
Payments for purchase of subsidiary's stock	-	(2,373)	-	(19,134)
Other, net	(82)	(633)	(662)	(5,102)
Net cash provided by (used in) investing activities	12,777	(64,477)	103,040	(519,972)
Cash Flows from Financing Activities				
Proceeds from stock issued to minority interests	502	66	4,046	532
Payments for purchase of treasury stock	(230)	(385)	(1,855)	(3,105)
Proceeds from sale of treasury stock	266	409	2,146	3,295
Cash dividends paid	(16,989)	(16,986)	(137,007)	(136,978)
Net cash used in financing activities	(16,451)	(16,896)	(132,670)	(136,256)
Effect of exchange rate changes on cash and cash equivalents	73,369	(54,602)	591,688	(440,342)
Net increase (decrease) of cash and cash equivalents	191,930	(42,922)	1,547,822	(346,142)
Cash and cash equivalents at the beginning of year (Note 2C)	594,062	638,582	4,790,826	5,149,857
Reclassification to short-term investments	-	(1,795)	-	(14,480)
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	-	197	-	1,591
Cash and cash equivalents at the end of year	¥785,992	¥594,062	$6,338,648	$4,790,826
Additional Cash Flow Information				
Interest paid	¥ 1	¥ 2	$ 8	$ 15
Income taxes paid	50,476	49,649	407,062	400,399

See notes to consolidated financial statements.



ıtes to Consolidated Financial Statements

rs ended March 31, 2001 and 2000

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared from the consolidated financial statements issued in Japan for domestic reporting purposes. Nintendo Co., Ltd. (the "Company") and its subsidiaries in Japan maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards. Its foreign subsidiaries maintain their accounts in conformity with the generally accepted accounting principles and practices of each country of their domicile.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial positions, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The financial statements presented herein are expressed in Japanese yen and, solely for the convenience of the readers, have been translated into United States dollars at the rate of ¥124=US$1, the approximate exchange rate on March 31, 2001. These translations should not be construed as representations that the Japanese yen amounts actually are, have been or could be readily converted into U.S. dollars at this rate or any other rate.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries (total 24 in 2001 and 22 in 2000) except for two and the equity method of accounting has been applied to one of the non-consolidated subsidiaries and all affiliates (total 16 in 2001 and 12 in 2000) except for two. The subsidiary and affiliates excluded from the scope of the consolidation are immaterial and their respective investments are carried at cost in the consolidated balance sheets.

The principal consolidated subsidiaries and the affiliates for which the equity method of accounting was used for the year ended March 31, 2001 are as follows:

Consolidated subsidiaries	
Nintendo of America Inc.	Nintendo Australia Pty. Ltd.
Nintendo Benelux B.V.	Nintendo of Canada Ltd.
Nintendo España, S.A.	Nintendo of Europe GmbH
Nintendo France S.A.R.L.	
Affiliates	
Mobile 21 Co., Ltd.	The Pokémon Company

All significant intercompany transactions and accounts have been eliminated in consolidation.

Financial statements of subsidiaries with a December 31 year-end have been consolidated using those statements with adjustments made for significant transactions incurred between December 31 and March 31.

Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

B. Translation of Foreign Currency Items

Until the year ended March 31, 2000, current receivables and payables denominated in foreign currencies were translated into Japanese yen at the exchange rates in effect at the balance sheet date, whereas non-current receivables and payables were translated at the exchange rates in effect when acquired or incurred. From the year ended March 31, 2001, receivables and payables, irrespective of current or non-current, denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at the balance sheet date under revised Japanese Accounting Standard on foreign currency transactions. Deposits, receivables and payables hedged by forward exchange contracts are translated into yen at the contracted exchange rates. Gains or losses arising from transactions in foreign currency receivables and payables are credited or charged to income as incurred.

With respect to financial statements of overseas subsidiaries, balance sheets are translated into Japanese yen at the exchange rates in effect at the balance sheet date for assets and liabilities, whereas the items in the shareholders' equity are translated at the exchange rate when incurred. The average exchange rates for the fiscal period are used for translation of revenue and expenses. For the year ended March 31, 2000, the differences resulting from translation in this manner were shown as "Translation Adjustments" listed under Assets in the accompanying consolidated balance sheets. From the year ended March 31, 2001, the differences are included in "Minority Interests" and "Translation adjustments" which is listed in Shareholders' Equity in the accompanying consolidated balance sheets in accordance with revised Japanese Accounting Standard.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, time deposit with an original maturity of three months or less, which can be withdrawn on demand and certain investments. Investments are defined as those that are easily accessible, with little risk of fluctuation in value and the maturity date is within three months of the acquisition date.

D. Financial Instruments

For the year ended March 31, 2000, quoted marketable securities were stated at the lower of cost, determined by the moving average method, or market. Other securities were stated at cost, determined by the moving average method.

Effective from the year ended March 31, 2001, the Company and its subsidiaries in Japan adopted the new Japanese Accounting Standard for financial instruments, which is effective for periods beginning on or after April 1, 2000. The effect on net profit or loss of this application is minor.

Derivatives

Under the new standard, all derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Securities

Securities are classified into four categories under the new standard.

Trading securities, which are held for the purpose of generating profits on short-term differences in prices, are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities are stated at cost after accounting for premium or discount on acquisition, which are amortized over the period to maturity.

Equity securities of subsidiaries and affiliates are carried at cost unless such investment is regarded impaired.

Other securities for which market quotations are available are stated at fair value. Unrealized gains on other securities are reported as "Unrealized gains on other securities" in Shareholders' Equity at a net-of-tax amount, and unrealized losses on other securities are included in net profit or loss for the period.

Other securities for which market quotations are unavailable are stated at cost, determined by the moving average method except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and



Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

the resulting losses are included in net profit or loss for the period.

Under the new standard, trading securities and debt securities due within one year are presented as "current" and all the other securities are presented as "non-current." The securities have been reclassified as of April 1, 2000. As a result of such reclassification, the securities in "Short-term investments" have decreased by ¥572 million ($4,614 thousands) and the securities in "Investments in securities" have increased by the same amount.

E. Inventories

Inventories are stated at the lower of cost or market, cost being determined by the moving average method.

F. Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation of assets by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of the assets are principally as follows:

Buildings and structures: 3 to 60 years

G. Investment Costs in Excess of Underlying Net Assets of Consolidated Subsidiaries and Affiliates Acquired

Investment costs in excess of underlying net assets of consolidated subsidiaries and affiliates acquired are charged to income for the year as incurred.

H. Income Taxes

Deferred income taxes reflect the tax effect of temporary differences between the carrying value of assets and liabilities for financial reporting purpose and those for tax purposes.

I. Retirement and Severance Benefits and Pension Plan

From the year ended March 31, 2001, the Company adopted the Financial Accounting Standard for Retirement and Severance Benefits. The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with estimated amounts on the basis of the cost of retirement benefit and pension plan assets at end of fiscal year. Cumulative effect of this change was immaterial and was charged to income. Benefits under the plan are generally based on the current rate of base salary, length of service and certain other factors when the termination occurs.

Directors and corporate auditors customarily receive lump-sum payments upon termination of their services subject to shareholders' approval. The Company provides for the reserve for lump-sum severance benefits for directors and corporate auditors at the estimated amount required if all retired at the fiscal year-end.

J. Research and Development and Computer Software

Expenses relating to research and development activities are charged to income when incurred. Computer software for the internal use included in other assets is amortized using the straight-line method over the estimated useful lives.

K. Leases

Leases, other than those leases deemed to transfer the ownership of the leased assets to lessees, are accounted for as operating leases. Leased property employed pursuant to capital leases in certain overseas subsidiaries have been capitalized in the balance sheets.

L. Net Income Per Share

The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.

Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Nintendo Co., Ltd. and consolidated subsidiaries

Note 3.

Other securities with market value included in Investments in securities as of March 31, 2001 were as follows:

	¥ Japanese Yen in Millions				$ U.S. Dollars in Thousands (Note 1)			
	Cost[A]	Gross unrealized gains	Gross unrealized losses	Fair value	Cost[A]	Gross unrealized gains	Gross unrealized losses	Fair value
Equity securities	¥ 5,142	¥4,204	¥ 309	¥ 9,037	$ 41,466	$33,904	$ 2,488	$ 72,882
Bonds	25,508	-	12,409	13,099	205,708	-	100,074	105,634
Total	¥30,650	¥4,204	¥12,718	¥22,136	$247,174	$33,904	$102,562	$178,516

A: Book value at March 31, 2000 or acquisition cost if acquired during the year.

The aggregate book value and market value of marketable securities included in current assets and non-current assets at March 31, 2000 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
	Book value	Market value	Book value	Market value
Current	¥ 572	¥6,645	$ 4,614	$53,591
Non-current	¥4,209	¥8,905	$33,942	$71,816



Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Note 4. *Derivatives*

The Company and part of its consolidated subsidiary have only forward exchange contracts and currency options within the limits of foreign currency deposit. The Company enters into derivative transactions for yield improvement of short-term financial assets, to reduce risk of exchange or interest rate fluctuations, but not for speculative purposes. Because the counterparties to these transactions are limited to high confidence level financial institutions and the transactions are short-term only, the Company does not anticipate any risk due to default. Derivative transactions are made only by the treasury department under approval by the president and a director in charge of those transactions.

The Company had the following derivative contracts outstanding at March 31, 2001.

	¥ Japanese Yen in Millions				$ U.S. Dollars in Thousands (Note 1)			
	Contracted amount	Carrying value	Fair value	Unrealized gain (loss)	Contracted amount	Carrying value	Fair value	Unrealized gain (loss)
Purchased Put Options:								
U.S. Dollars	¥72,090	¥829	¥ 638	¥ (191)	$581,373	$6,685	$ 5,142	$ (1,543)
Written Call Options:								
U.S. Dollars	¥72,090	¥829	¥2,782	¥(1,953)	$581,373	$6,685	$22,439	$(15,754)

Note 5. *Inventories*

Losses incurred from the application of the lower cost of market valuation of inventories have been charged to cost of sales in the accompanying consolidated statements of income. These losses amounted to ¥16 billion ($132 million) and ¥10 billion ($84 million) for the years ended March 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Note 6. Retirement and Severance Benefits and Pension Plan

The Company has the approved pension scheme and lump-sum severance payments plan as *defined benefit plan*. It may also pay extra retirement allowance to employees who have *distinguished services*. Certain overseas consolidated subsidiaries have defined contribution plan as well as defined benefit plan.

Year ended March 31, 2001	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Retirement benefit obligation as of March 31, 2001		
a. Retirement benefit obligation	¥(14,363)	$(115,827)
b. Plan assets	9,537	76,909
c. Unfunded retirement benefit obligation	(4,826)	(38,918)
d. Unrecognized actuarial difference	90	726
e. Unrecognized prior service cost (*decrease of obligation*)	719	5,797
f. Reserve for employee retirement and severance benefits	¥ (4,017)	$ (32,395)
Retirement benefit cost for the year ended March 31, 2001		
a. Service cost	¥ 843	$ 6,795
b. Interest cost	437	3,526
c. Expected return on plan assets	(248)	(2,000)
d. Amortization of cumulative effect upon transition	(563)	(4,542)
e. Amortization of actuarial difference	1,420	11,455
f. Amortization of prior service cost	721	5,818
g. Retirement benefit cost	¥ 2,610	$ 21,052

Basis of calculation

a. Method of attributing benefits to years of service:	Straight-line basis
b. Discount rate:	1.5% to 7.0%
c. Expected return rate on plan assets:	1.5% to 8.0%
d. Amortization years of prior service cost:	One to ten years
e. Amortization years of actuarial difference:	Fully amortized in the same fiscal year as incurred at the Company
f. Amortization years of cumulative effect upon transition:	Fully amortized in the initial fiscal year



Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Note 7. Research and Development

Research and development costs incurred and charged to cost of sales, and selling, general and administrative expenses were ¥17 billion ($134 million) and ¥16 billion ($133 million) for the years ended March 31, 2001 and 2000, respectively.

Note 8. Income Taxes

The cumulative effect as of March 31, 1999 resulting from the adoption of deferred tax accounting in the Company was charged to retained earnings as of March 31, 2000 and reported as "Deferred income taxes - cumulative effects for prior years" in the accompanying consolidated statements of shareholders' equity.

The Company is subject to several Japanese taxes based on income, which, in the aggregate, result in a normal statutory tax rates of approximately 42% for the years ended March 31, both 2001 and 2000.

Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Significant components of deferred tax assets and liabilities are summarized as follows:

Years ended March 31,	¥ Japanese Yen in Millions 2001	2000	$ U.S. Dollars in Thousands (Note 1) 2001	2000
Deferred tax assets:				
Inventory - write-downs and elimination of unrealized profit	¥13,096	¥ 7,395	$105,611	$ 59,634
Accrued expenses	8,815	7,421	71,086	59,848
Research and development costs	7,279	5,684	58,705	45,838
Accrued enterprise taxes	5,713	2,219	46,075	17,896
Unrealized loss on investments in securities	5,403	-	43,570	-
Unrealized loss on land	2,515	-	20,282	-
Allowance for doubtful accounts	1,799	1,307	14,508	10,535
Tax loss carryforwards	426	1,881	3,434	15,172
Other	9,265	6,083	74,718	49,059
Gross deferred tax assets	54,311	31,990	437,989	257,982
Valuation allowance	(1,059)	(2,268)	(8,541)	(18,288)
Total deferred tax assets	53,252	29,722	429,448	239,694
Deferred tax liabilities:				
Unrealized gains on other securities	(1,766)	-	(14,240)	-
Undistributed retained earnings of an overseas subsidiary	(1,330)	(875)	(10,726)	(7,056)
Other	(748)	(815)	(6,032)	(6,580)
Total deferred tax liabilities	(3,844)	(1,690)	(30,998)	(13,636)
Net deferred tax assets	¥49,408	¥28,032	$398,450	$226,058

Reconciliation of the statutory tax rate and the effective income tax rate:

Year ended March 31, 2000	
Statutory tax rate	42.0%
Elimination of dividends from an overseas subsidiary in consolidation	5.8
Amortization of investments in excess of underlying net assets in subsidiaries and an affiliate	2.3
Expenses not deductible for tax purposes	0.2
Income of foreign subsidiaries taxed at lower than the Japanese statutory tax rate	(1.5)
Indirect foreign tax credit on dividends from an overseas subsidiary	(4.8)
Other	1.3
Effective income tax rate	45.3%

Reconciliation of the statutory tax rate and the effective income tax rate for the year ended March 31, 2001 is omitted, since the discrepancy of effective tax rate between one based on statutory tax rate and the other based on tax effect accounting is not more than five one-hundredth of the former.



Note 9. Leases

Following is information related to operating leases (excludes those leases deemed to transfer ownership of the leased assets to the lessee), for the years ended March 31, 2001 and 2000:

As of March 31,	¥ Japanese Yen in Millions 2001	2000	$ U.S. Dollars in Thousands (Note 1) 2001	2000
1. Notional acquisition cost, accumulated depreciation and balance				
Acquisition cost	¥580	¥613	$4,680	$4,947
Accumulated depreciation	342	370	2,762	2,986
Balance at end of year	238	243	1,918	1,961
2. Future lease payments				
Within a year	107	114	866	921
Over a year	131	129	1,052	1,040
Total	¥238	¥243	$1,918	$1,961
3. Lease expense for the year	¥136	¥173	$1,096	$1,395

Note 10. Litigation

The Company and its consolidated subsidiaries are involved in matters of litigation, both as a plaintiff and as a defendant, and are subject to various claims or other contingent obligations, all arising in the ordinary course of business. Such litigation includes assertions relating to patent, copyright and trademark infringement and other matters.

While the ultimate outcome of these matters cannot be predicted at this time, it is the *opinion of management* that the disposition of all matters of litigation in which the Company and its consolidated subsidiaries are presently involved will not have a material adverse effect on the consolidated *financial position of the Company.*



Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

Note 11. Subsequent Events

At the annual general meeting held on June 28, 2001, shareholders of the Company approved the year-end cash dividends and directors' bonuses proposed by the Board of Directors of the Company as follows:

	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Year-end cash dividends, ¥60 ($0.48) per share	¥8,500	$ 68,549
Directors' bonuses	170	1,371

At the same meeting, shareholders of the Company also approved the amendment to the articles of incorporation, so that the Company may acquire its own shares after June 28, 2001, upon resolution of the Board of Directors, to a maximum of 14,000 thousand shares by offsetting the purchase cost of such shares against retained earnings.

Note 12. Segment Information

A. Segment Information by Business Categories

Because the Company operates predominantly in one industry segment which accounts for over 90% of total net sales, operating income and assets, this information is not required.

B. Segment Information by Seller's Location

Year ended March 31, 2001	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	¥ Japanese Yen in Millions						
Net sales and operating income							
Net Sales							
Sales to third parties	¥141,865	¥237,859	¥73,842	¥8,630	¥ 462,196	-	¥ 462,196
Inter segment sales	209,010	685	8,854	6	218,555	¥(218,555)	-
Total net sales	350,875	238,544	82,696	8,636	680,751	(218,555)	462,196
Cost of sales and selling, general and administrative expenses	298,008	209,166	74,046	8,221	589,441	(212,161)	377,280
Operating income	¥ 52,867	¥ 29,378	¥ 8,650	¥ 415	¥ 91,310	¥ (6,394)	¥ 84,916
Assets	¥909,722	¥228,747	¥66,214	¥4,393	¥1,209,076	¥(140,508)	¥1,068,568

Year ended March 31, 2001	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	$ U.S. Dollars in Thousands (Note 1)						
Net sales and operating income							
Net Sales							
Sales to third parties	$ 1,144,074	$ 1,918,217	$ 595,502	$ 69,597	$ 3,727,390	-	$ 3,727,390
Inter segment sales	1,685,565	5,521	71,404	53	1,762,543	$ (1,762,543)	-
Total net sales	2,829,639	1,923,738	666,906	69,650	5,489,933	(1,762,543)	3,727,390
Cost of sales and selling, general and administrative expenses	2,403,291	1,686,822	597,147	66,300	4,753,560	(1,710,975)	3,042,585
Operating income	$ 426,348	$ 236,916	$ 69,759	$ 3,350	$ 736,373	$ (51,568)	$ 684,805
Assets	$ 7,336,469	$ 1,844,736	$ 533,985	$ 35,428	$ 9,750,618	$ (1,133,132)	$ 8,617,486

Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

¥ Japanese Yen in Millions

Year ended March 31, 2000	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net Sales							
Sales to third parties	¥157,541	¥303,708	¥57,683	¥11,408	¥ 530,340	-	¥530,340
Inter segment sales	256,173	511	6,776	1	263,461	¥(263,461)	-
Total net sales	413,714	304,219	64,459	11,409	793,801	(263,461)	530,340
Cost of sales and selling, general and administrative expenses	308,939	270,949	61,940	11,029	652,857	(267,858)	384,999
Operating income	¥104,775	¥ 33,270	¥ 2,519	¥ 380	¥ 140,944	¥ 4,397	¥145,341
Assets	¥800,223	¥189,133	¥52,834	¥ 5,641	¥1,047,831	¥(114,457)	¥933,374

$ U.S. Dollars in Thousands (Note 1)

Year ended March 31, 2000	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
Net sales and operating income							
Net Sales							
Sales to third parties	$1,270,487	$2,449,260	$465,185	$92,002	$4,276,934	-	$4,276,934
Inter segment sales	2,065,912	4,119	54,642	11	2,124,684	$(2,124,684)	-
Total net sales	3,336,399	2,453,379	519,827	92,013	6,401,618	(2,124,684)	4,276,934
Cost of sales and selling, general and administrative expenses	2,491,441	2,185,069	499,512	88,949	5,264,971	(2,160,140)	3,104,831
Operating income	$ 844,958	$ 268,310	$ 20,315	$ 3,064	$1,136,647	$ 35,456	$1,172,103
Assets	$6,453,412	$1,525,266	$426,080	$45,490	$8,450,248	$ (923,035)	$7,527,213

Note: Unallocated assets include translation adjustments in the amount of ¥18 billion ($145 million).



Notes to Consolidated Financial Statements

Years ended March 31, 2001 and 2000

C. Sales for Overseas Customers

	¥ Japanese Yen in Millions			
Year ended March 31, 2001	**The Americas**	**Europe**	**Other**	**Total**
Sales for overseas customers	¥238,775	¥96,789	¥13,270	¥348,834
Consolidated net sales				¥462,196
Year ended March 31, 2000	**The Americas**	**Europe**	**Other**	**Total**
Sales for overseas customers	¥313,588	¥79,601	¥13,575	¥406,764
Consolidated net sales				¥530,340

	$ U.S. Dollars in Thousands (Note 1)			
Year ended March 31, 2001	**The Americas**	**Europe**	**Other**	**Total**
Sales for overseas customers	$1,925,602	$780,555	$107,020	$2,813,177
Consolidated net sales				$3,727,390
Year ended March 31, 2000	**The Americas**	**Europe**	**Other**	**Total**
Sales for overseas customers	$2,528,934	$641,941	$109,481	$3,280,356
Consolidated net sales				$4,276,934

Overseas sales are the Company's total export sales and sales made by overseas subsidiaries, except for inter segment sales.



Corporate Directory

As of June 28, 2001

Board of Directors

President
Hiroshi Yamauchi*

Executive Vice President
Atsushi Asada*

Managing Directors
Akio Tsuji*
Yoshihiro Mori*

Directors
Hiroshi Imanishi
Masaharu Matsumoto
Shinji Hatano
Nobuo Nagai
Genyo Takeda
Shigeru Miyamoto
Satoru Iwata
Akira Iijima
Kazuo Kawahara

Corporate Auditors
Takayasu Kojima
Kimiyoshi Fukui
Minoru Inaba
Yoshiro Kitano

*Representative Director

Offices and Facilities

Corporate Headquarters
11-1, Kamitoba
hokotate-cho, Minami-ku,
Kyoto 601-8501,
Japan
Tel: (075) 662-9600
Fax: (075) 662-9601

Uji Plant
92-15 Enba,
Makishima-cho,
Uji-city,
Kyoto 611-0041,
Japan
Tel: (0774) 21-3191
Fax: (0774) 24-1325

Uji Ogura Plant
56 Kaguraden,
Ogura-cho,
Uji-city,
Kyoto 611-0042, Japan
Tel: (0774) 23-7838
Fax: (0774) 23-7813

Uji Okubo Plant
54-1 Tahara,
Okubo-cho,
Uji-city,
Kyoto 611-0033, Japan
Tel: (0774) 45-3030
Fax: (0774) 45-3033

Tokyo Branch Office
5-21-5 Asakusabashi,
Taito-ku,
Tokyo 111-0053,
Japan
Tel: (03) 5820-2251
Fax: (03) 5820-2681

Tokyo Distribution Center
3-1-24, Toyosumi,
Kashiwa-city,
Chiba 277-0071,
Japan
Tel: (0471) 74-4144
Fax: (0471) 72-2812

Osaka Branch Office
1-13-9, Honjohigashi,
Kita-ku,
Osaka 531-0074,
Japan
Tel: (06) 6376-5950
Fax: (06) 6376-5961

Nagoya Sales Office
2-18-9, Habashita,
Nishi-ku,
Nagoya 451-0041,
Japan
Tel: (052) 571-2510
Fax: (052) 565-0061

Nagoya Distribution Center
3-321, Nakaotai,
Nishi-ku,
Nagoya 452-0822,
Japan
Tel: (052) 501-2077
Fax: (052) 501-9980

Okayama Sales Office
4-4-11, Hokan-cho,
Okayama 700-0026,
Japan
Tel: (086) 252-1821
Fax: (086) 255-0316

Sapporo Sales Office
18-2 Nishi, Kitakujo,
Chuo-ku,
Sapporo 060-0009,
Japan
Tel: (011) 621-0513
Fax: (011) 621-3809



Corporate Directory

As of June 28, 2001

Principal consolidated subsidiaries (Overseas)

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel: (425) 882-2040
Fax: (425) 882-3585

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel: 61-3-9730-9900
Fax: 61-3-9730-9922

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein, Holland
Tel: 31-30-6097100
Fax: 31-30-6051110

Nintendo of Canada Ltd.
110-13480 Crestwood Place
Richmond, B.C. V6V 2J9
Canada
Tel: (604) 279-1600
Fax: (604) 279-1649

Nintendo España, S.A.
Azalea, 1 Miniparc 1 Edificio D
El Soto de la Moraleja
28109-Alcobendas
Madrid, Spain
Tel: 34-91-659-7400
Fax: 34-91-659-7401

Nintendo of Europe GmbH
Nintendo Center,
63760 Großostheim, Germany
Tel: 49-6026-945-00
Fax: 49-6026-950-301

Nintendo France S.A.R.L.
1, rue de la Croix des
Maheux 95031
Cergy-Pontoise
Cedex, France
Tel: 33-1-34-35-46-00
Fax: 33-1-34-35-46-35

Branch offices (Overseas)

Nintendo Benelux B.V., Belgium Branch
Frankrijklei 31-33
B-2000 Antwerpen, Belgium
Tel: 32-3-2247670
Fax: 32-3-2247676

Nintendo UK
3000 Hillswood Drive,
Chertsey, Surrey KT16 0RS, UK
Tel: 44-1932-895-390
Fax: 44-1932-895-590

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Co., Ltd.

Overseas:
NES Merchandising Inc.
NHR Inc.
HFI Inc.
SiRAS.com Inc.
Nintendo Technology Development Inc.
Nintendo Software Technology Corporation
Nintendo Software Canada Inc.
Rare Acquisition Inc.
Rare Limited
Rare Inc.
Rare Toys & Games, Inc.
Nintendo Services Ltd.
Nintendo Phuten Co., Ltd.

Non-consolidated subsidiary with equity method applied

Overseas:
A/N Software Inc.

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
Marigul Management Inc.
MGM FUND Inc.
Mobile 21 Co., Ltd.
MONEGI Co.
Randnet DD Co., Ltd.
The Pokémon Company (changed from Pocket Monster Center Co., Ltd.)
HAL LABORATORY, INC.

Overseas:
Left Field Productions, Inc.
Rareware Ltd.
Retro Studios, Inc.
Silicon Knights Inc.
iKuni Inc.
Pokémon USA, Inc.
The Pokémon Company LLC

Affiliated companies with equity method non-applied

Domestic:
Ape inc.

Overseas:
Midway/Nintendo Inc.

Shareholder and Investor Information

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba
hokotate-cho, Minami-ku,
Kyoto 601-8501,
Japan
Tel: (075) 662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd. common stock is listed on the Osaka Stock Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual Meeting of Shareholders for fiscal 2001 was held on Thursday, June 28, 2001 at Nintendo Co., Ltd. Kyoto, Japan.

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Mr. Yoshihiro Mori
Managing Director/
General Manager,
Corporate Analysis &
Administration Division
Nintendo Co., Ltd.
11-1, Kamitoba
hokotete-cho, Minami-ku,
Kyoto 601-8501,
Japan
Tel: (075) 662-9614
Fax: (075) 662-9615
E-mail: ymori@nintendo.co.jp

Public Relations

Mr. Peter Main
Executive Vice President
Mr. George Harrison
Vice President,
Marketing and Corporate Communications
Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel: (425) 882-2040

Public Relations Sect.
Nintendo Co., Ltd.
11-1, Kamitoba
hokotate-cho, Minami-ku,
Kyoto 601-8501,
Japan
Tel: (075) 662-9600
Fax: (075) 662-9601

Independent Auditors

ChuoAoyama Audit Corporation
Kyoto, Japan

Visit Nintendo
on the Internet at

http://www.nintendo.com


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